
November 21, 2023

Charles Nader
Chief Executive Officer
Doc.com Inc.
408 Broadway
New York, NY 10013

>   **Re: Doc.com Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed November 9, 2023**
>   **File No. 024-12337**

Dear Charles Nader:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Form 1-A filed November 9, 2023

Business, page 17

1.   We note your response to prior comment 4 and reissue in part. Please describe the legal relationship between you and the physicians, psychologists, and veterinarians on your app, or to the extent you this has not yet been determined, discuss any uncertainty in that regard. Disclose whether you have signed any agreements for the employment of doctors for your app. Additionally, please disclose your anticipated timeline for the final testing and launching of your app.

Principal Shareholders, page 22

2.   Given the substantial voting power of class B shares, please revise your beneficial ownership table to add a column disclosing the aggregate voting power held by each person listed in the table.

Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andy Altahawi